UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES ACT OF 1934

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________ to _____________

Commission file number:  1-2191

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BROWN SHOE COMPANY, INC.
401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BROWN SHOE COMPANY, INC.
8300 Maryland Avenue
St. Louis, Missouri 63105

Brown Shoe Company, Inc. 401(k) Savings Plan

Financial Statements and Schedules

Years Ended December 31, 2010 and 2009

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedules

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	18
Schedule H, Line 4j – Schedule of Reportable Transactions	19

Signatures	20

Index to Exhibits	21

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Brown Shoe Company, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Brown Shoe Company, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2010, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                            /s/ Ernst & Young LLP
St. Louis, Missouri
June 22, 2011

Brown Shoe Company, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2010			December 31, 2009
	Non-			Non-
	Participant-	Participant-		Participant-	Participant-
	Directed	Directed	Total	Directed	Directed	Total
Assets:
Cash	$8,513	$–	$8,513	$27,085	$–	$27,085
Investments - at fair value (Notes 3 and 4):
Mutual funds	–	92,947,031	92,947,031	–	86,855,768	86,855,768
Brown Shoe Company, Inc. Stock Fund	35,604,129	–	35,604,129	25,307,625	–	25,307,625
Total investments	35,604,129	92,947,031	128,551,160	25,307,625	86,855,768	112,163,393

Notes receivable from participants	–	3,256,536	3,256,536	–	2,782,946	2,782,946
Accrued investment income	–	–	–	–	80,566	80,566
Total assets	35,612,642	96,203,567	131,816,209	25,334,710	89,719,280	115,053,990

Liabilities:
Excess contributions payable	–	133,907	133,907	–	125,184	125,184
Total liabilities	–	133,907	133,907	–	125,184	125,184

Net assets available for benefits	$35,612,642	$96,069,660	$131,682,302	$25,334,710	$89,594,096	$114,928,806
See accompanying notes to financial statements.

Brown Shoe Company, Inc. 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2010			Year Ended December 31, 2009
	Non-			Non-
	Participant-	Participant-		Participant-	Participant-
	Directed	Directed	Total	Directed	Directed	Total
Additions to net assets attributed to:
Contributions
Employer contributions	$3,445,731	$–	$3,445,731	$3,321,443	$–	$3,321,443
Employee contributions	–	7,747,088	7,747,088	–	7,329,483	7,329,483
Rollovers	–	317,862	317,862	–	322,832	322,832
Total contributions	3,445,731	8,064,950	11,510,681	3,321,443	7,652,315	10,973,758

Interest income on notes receivable from participants	–	156,577	156,577	–	182,355	182,355
Investment income	670,544	913,363	1,583,907	659,745	1,072,816	1,732,561
Net realized and unrealized gain on investments	10,199,116	8,210,158	18,409,274	4,892,253	17,055,126	21,947,379
Total additions	14,315,391	17,345,048	31,660,439	8,873,441	25,962,612	34,836,053

Deductions from net assets attributed to:
Withdrawals	2,851,550	12,055,393	14,906,943	1,839,355	16,885,170	18,724,525
Participant transfers out of/(in to) fund	1,185,909	(1,185,909)	–	901,154	(901,154)	–
Total deductions	4,037,459	10,869,484	14,906,943	2,740,509	15,984,016	18,724,525

Net increase	10,277,932	6,475,564	16,753,496	6,132,932	9,978,596	16,111,528
Net assets available for benefits at beginning of year	25,334,710	89,594,096	114,928,806	19,201,778	79,615,500	98,817,278

Net assets available for benefits at end of year	$35,612,642	$96,069,660	$131,682,302	$25,334,710	$89,594,096	$114,928,806
See accompanying notes to financial statements.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2010

1. Description of the Plan

The following description of the Brown Shoe Company, Inc. 401(k) Savings Plan (the “Plan”) provides only general information about the Plan’s provisions.  Brown Shoe Company, Inc. (the “Company”) is the plan sponsor.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a contributory 401(k) savings plan that covers eligible salaried and hourly employees of the Company and affiliates who are age 21 or older. Salaried and hourly employees are eligible to participate in the Plan beginning the first day of the first payroll period following the later of the date the employee attains age 21 and their first date of employment, or at the earliest administratively feasible date, if later, after eligibility requirements are met. Employees projected to earn compensation equal to or in excess of $90,000 (indexed according to IRS Code Section 414(q)) for the first 12-month period of employment, may become a participant on the first day of the first payroll period following 12 months from the first date of employment if they have then completed at least 1,000 hours of employment. If, however, the employee was a former participant of the Plan who is re-employed, they are eligible to become a participant in the Plan on the date of re-employment. The Administration Committee is responsible for the general administration of the Plan.  Wells Fargo is the trustee and record keeper of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants are allowed to contribute from two percent to 30 percent of eligible compensation annually, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may allocate their eligible contributions and account balances among any of the investment fund choices offered by the Plan, other than the Brown Shoe Company, Inc. Stock Fund, in one percent increments.

The Company contributes 75 percent of the first two percent and 50 percent of the next four percent of eligible compensation that a participant contributes to the Plan. All employer contributions are invested in the Company’s common stock within the Brown Shoe Company, Inc. Stock Fund.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions of participants and matching Company contributions are remitted by the Company to the trustee on a biweekly basis. Contributions are subject to applicable limitations. Additional amounts may be contributed at the discretion of the Company’s Board of Directors.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (1) the Company’s contribution and (2) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon occurs if: (1) the participant’s employment is terminated on account of their death, (2) the participant’s employment is terminated on account of their disability, (3) the participant completes at least three years of service with the Company, (4) the participant’s employment is terminated after they attain age 65, or (5) the Company completely discontinues contributions or the Plan is terminated while they are an employee.

Forfeitures

Forfeitures of non-vested Company matching contributions plus actual earnings thereon are used to reduce future Company contributions. As of December 31, 2010 and 2009, forfeitures not utilized to reduce employer contributions were $1,300 and $66,000, respectively. During the years ended December 31, 2010 and 2009, employer contributions were reduced by forfeitures of $82,000 and zero, respectively, which included account balances forfeited during the year.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of several investment fund choices offered by the Plan, other than the Brown Shoe Company, Inc. Stock Fund, in one percent increments. The investment options are trusteed mutual funds.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Notes Receivable from Participants

Participants may borrow from their fund accounts, excluding employer matching contributions held in the Brown Shoe Company, Inc. Stock Fund, a minimum of $1,000 up to a maximum of: (1) $50,000, adjusted for loan activity in the prior twelve months, or (2) 50 percent of the participant’s account balance, whichever is less. Loan terms generally range from six months to five years; however, the participant may repay eligible residential loans over 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with current lending rates and are fixed for the term of the loan. For loans initiated after April 1, 2007, the Plan charges a monthly fee per loan to the participant’s account for each month that a loan is outstanding. Principal, fees and interest are paid ratably through payroll deductions; however, the participant may prepay the entire amount of the loan in one lump sum at any time.

Participant Transfers

Participants may transfer their existing account balances, excluding the matching contribution amounts received, in one percent increments among investment fund choices offered by the Plan (other than the Brown Shoe Company, Inc. Stock Fund) daily. Participants who have completed at least three years of service may transfer their matching contribution amounts received in one percent increments out of and subsequently back into the Brown Shoe Company, Inc. Stock Fund and into any other investment fund choices offered by the Plan daily.

Participant transfers totaled $1,185,909 and $901,154 in 2010 and 2009, respectively.

Payment of Benefits

Hardship

Participants may withdraw their contributions while still an employee only if they suffer a substantial financial hardship as defined by the Plan that cannot otherwise be relieved. The minimum hardship withdrawal a participant may make is $1,000.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Termination of Service

Upon termination of service due to death, disability or retirement, a participant or beneficiary generally receives a lump-sum amount equal to the value of all amounts credited to the participant’s accounts. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her accounts as a lump-sum distribution. Certain participants who were included by a prior plan agreement will receive a distribution in the form of an actuarial survivor annuity unless the participant elects to receive a lump-sum payment of his or her vested interest in the account.

Retirement

The participant must begin to receive their benefits from the Plan no later than the April 1 following the calendar year in which occurs the later of the date they reach age 70 and a half and the date they terminate employment. If the participant is a five percent or greater shareholder of the Company, they must begin to receive their benefits from the Plan no later than April 1 following the calendar year in which they reach age 70 and a half.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Plan Expenses

All expenses incurred in connection with the operation of the Plan are paid by the Plan’s sponsor with the exception of certain investment-related expenses, which are netted against investment earnings.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service are recorded as a liability. The Plan distributed the excess contributions to the applicable participants prior to March 15, 2011.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Reclassifications

Certain amounts from the prior year have been reclassified in the accompanying financial statements in order to be consistent with the current year’s classifications. Such reclassifications had no impact on the net assets available for benefits at December 31, 2010 and 2009.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued guidance which amended earlier fair value guidance by requiring more extensive disclosures about (1) transfers in and out of Levels 1 and 2, (2) activity in Level 3 fair value measurements, (3) different classes of assets and liabilities measured at fair value and (4) the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. The guidance is effective for interim or annual reporting periods beginning after December 15, 2009, except for certain disclosures applicable to Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Accordingly, the Plan adopted the guidance, except for certain disclosures applicable to Level 3 fair value measurements, at the beginning of 2010.  The Plan will adopt the guidance applicable to Level 3 fair value measurements in 2011.  Plan management is currently evaluating the effects, if any, that the adoption of this guidance will have on the Plan’s financial statements and disclosures.  See Note 4 to the financial statements for additional information related to fair value measurements.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

In September 2010, the FASB issued guidance which provides clarification on how loans to participants should be classified and measured by defined contribution plans. The guidance requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Participant loans are exempt from the disclosure requirements for fair value and credit quality. The guidance is effective for fiscal years ending after December 15, 2010 and should be applied retrospectively to all prior periods presented. The Plan adopted the guidance at the beginning of 2010.

In May 2011, the FASB issued guidance which amended earlier fair value guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). The amendments change (1) the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements, (2) clarify the Board’s intent about the application of existing fair value measurement requirements, and (3) change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  The guidance is effective for interim and annual periods beginning after December 15, 2011.  Plan management is currently evaluating the effects, if any, that the adoption of this guidance will have on the Plan’s financial statements and disclosures.  See Note 4 to the financial statements for additional information related to fair value measurements.

3. Investments

During 2010 and 2009, the Plan’s investments, including investments purchased, sold as well as held during the year, appreciated in fair value by $18,409,274 and $21,947,379, respectively.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

	Net Appreciation in Fair Value During Year	Fair Value at End of Year
Year Ended December 31, 2010
American Funds American Balanced Fund Class R4	$553,519	$5,799,467
American Funds EuroPacific Growth Fund Class R4	845,805	12,077,951
American Funds Growth Fund of America Class R4	1,037,783	10,023,488
Brown Shoe Company, Inc. Stock Fund	10,199,116	35,604,129
Dodge & Cox Stock Fund	2,421,856	22,621,164
PIMCO Total Return Admin Fund	1,175,464	14,154,289
Vanguard Institutional Index Fund	1,426,385	12,925,574
Vanguard Prime Money Market Fund	15,156	9,890,800
William Blair Small Cap Growth Fund Class I	734,190	5,454,298
	$18,409,274	$128,551,160

	Net Appreciation in Fair Value During Year	Fair Value at End of Year
Year Ended December 31, 2009
American Funds American Balanced Fund Class R4	$765,143	$5,195,908
American Funds EuroPacific Growth Fund Class R4	3,270,823	11,909,439
American Funds Growth Fund of America Class R4	2,311,501	9,443,425
Brown Shoe Company, Inc. Stock Fund	4,892,253	25,307,625
Dodge & Cox Stock Fund	4,854,663	21,165,044
PIMCO Total Return Admin Fund	1,766,060	14,001,217
Vanguard Institutional Index Fund	2,175,877	11,505,164
Vanguard Prime Money Market Fund	70,713	9,083,740
William Blair Small Cap Growth Fund Class I	1,840,346	4,551,831
	$21,947,379	$112,163,393

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent five percent or more of the Plan’s net assets available for benefits is as follows:

	December 31
	2010	2009

American Funds EuroPacific Growth Fund Class R4	$12,077,951	$11,909,439
American Funds Growth Fund of America Class R4	10,023,488	9,443,425
Brown Shoe Company, Inc. Stock Fund* (2010 – 944,187 units; 2009 – 953,307 units)	35,604,129	25,307,625
Dodge & Cox Stock Fund	22,621,164	21,165,044
PIMCO Total Return Admin Fund	14,154,289	14,001,217
Vanguard Institutional Index Fund	12,925,574	11,505,164
Vanguard Prime Money Market Fund	9,890,800	9,083,740

*Non-participant-directed.

The total non-participant-directed investments consist of the following:

	December 31
	2010	2009

Brown Shoe Company, Inc. Stock Fund	$35,604,129	$25,307,625

Non-participant-directed income includes $670,544 and $659,745 of dividends received by the Plan on Company stock for the years ended December 31, 2010 and 2009, respectively.

4. Fair Value Measurements

FASB guidance on fair value measurements and disclosures specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (“observable inputs”) or reflect the Plan’s own assumptions of market participant valuation (“unobservable inputs”). In accordance with the fair value guidance, the hierarchy is broken down into three levels based on the reliability of the inputs as follows:

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Level 1 –	Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 –
Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly;

Level 3 –	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In determining fair value, the Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value. Classification of the financial asset or liability within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The Plan measures fair value as an exit price, the price to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2010 and 2009.

Mutual Funds

The Plan’s investments in equity and balanced mutual funds are classified within Level 1 of the fair value hierarchy because the fair values are based on unadjusted quoted market prices in active markets with sufficient volume and frequency. These invested funds consist of American Funds American Balanced Fund Class R4, American Funds Europacific Growth Fund Class R4, American Funds Growth Fund of America Class R4, Dodge & Cox Stock Fund, Vanguard Institutional Index Fund and William Blair small Cap Growth Fund Class I.

The Plan’s investments in money market and other mutual funds are classified within Level 2 of the fair value hierarchy because the fair values are estimated using the net asset value per unit based on vendor-quoted pricing for which inputs are observable. There are currently no redemption restrictions on these investments.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

These invested funds consist of PIMCO Total Return Admin Fund and Vanguard Prime Money Market Fund.  The goal of these investment funds include growth and preservation of capital.

Common Stock Fund

The Plan’s investments in the Brown Shoe Company, Inc. Stock Fund are classified within Level 2 of the fair value hierarchy because the fair values are estimated using the net asset value per unit based on vendor-quoted pricing for which inputs are observable. There are currently no redemption restrictions on these investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The fair values of the Plan’s investments by asset class are as follows:

		Fair Value Measurements
December 31, 2010	Total	Level 1	Level 2	Level 3
Investments:
Mutual Funds:
American Funds American Balanced Fund Class R4	$5,799,467	$5,799,467	$–	$–
American Funds EuroPacific Growth Fund Class R4	12,077,951	12,077,951	–	–
American Funds Growth Fund of America Class R4	10,023,488	10,023,488	–	–
Dodge & Cox Stock Fund	22,621,164	22,621,164	–	–
Vanguard Institutional Index Fund	12,925,574	12,925,574	–	–
William Blair Small Cap Growth Fund Class I	5,454,298	5,454,298	–	–
PIMCO Total Return Admin Fund	14,154,289	–	14,154,289	–
Vanguard Prime Money Market Fund	9,890,800	–	9,890,800	–
Total mutual funds	92,947,031	68,901,942	24,045,089	–
Brown Shoe Company, Inc. Stock Fund	35,604,129	–	35,604,129	–
Total investments	$128,551,160	$68,901,942	$59,649,218	$–

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

		Fair Value Measurements
December 31, 2009	Total	Level 1	Level 2	Level 3
Investments:
Mutual Funds:
American Funds American Balanced Fund Class R4	$5,195,908	$5,195,908	$–	$–
American Funds EuroPacific Growth Fund Class R4	11,909,439	11,909,439	–	–
American Funds Growth Fund of America Class R4	9,443,425	9,443,425	–	–
Dodge & Cox Stock Fund	21,165,044	21,165,044	–	–
Vanguard Institutional Index Fund	11,505,164	11,505,164	–	–
William Blair Small Cap Growth Fund Class I	4,551,831	4,551,831	–	–
PIMCO Total Return Admin Fund	14,001,217	–	14,001,217	–
Vanguard Prime Money Market Fund	9,083,740	–	9,083,740	–
Total mutual funds	86,855,768	63,770,811	23,084,957	–
Brown Shoe Company, Inc. Stock Fund	25,307,625	–	25,307,625	–
Total investments	$112,163,393	$63,770,811	$48,392,582	$–

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

5. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated December 11, 2002, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is tax exempt; therefore, no audits for any tax periods are in progress and we have recognized no interest or penalties related to uncertain tax positions.

6.  Related Party Transactions

The Plan investments are investment funds managed by Wells Fargo, the trustee of the Plan. The Plan also invests in the Company’s common stock fund.  These transactions qualify as party-in-interest transactions.  During the years ended December 31, 2010 and 2009, the Plan received $670,544 and $659,745, respectively, in investment income from the Company.

Supplemental Schedules

Brown Shoe Company, Inc. 401(k) Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 43-0197190 Plan Number: 006

December 31, 2010

No. of				Current
Shares/Units	Description	Cost**		Value

323,812	American Funds American Balanced Fund Class R4	$		$5,799,467

296,901	American Funds EuroPacific Growth Fund Class R4			12,077,951

332,014	American Funds Growth Fund of America Class R4			10,023,488

944,187	Brown Shoe Company, Inc. Stock Fund*		45,417,356	35,604,129

209,922	Dodge & Cox Stock Fund			22,621,164

714,727	PIMCO Total Return Admin Fund			14,154,289

112,387	Vanguard Institutional Index Fund			12,925,574

916,659	Vanguard Prime Money Market Fund		9,704,707	9,890,800

226,602	William Blair Small Cap Growth Fund Class I			5,454,298

	Loan Account

	***Participant loans, bearing interest at rates ranging
	from 4.25 percent to 10.50 percent with maturities
	through 2020			3,256,536

	Total investments (held at end of year)			$131,807,696

*Exempt party in interest to the Plan.
**Cost basis is not required for participant-directed investments.
***Party-in-interest

Brown Shoe Company, Inc. 401(k) Savings Plan

Schedule H, Line 4j – Schedule of Reportable Transactions

EIN 43-0197190  Plan 006

Year Ended December 31, 2010

Identity of Party Involved	Description of Assets	Aggregate Purchase Price	Aggregate Selling Price	Cost of Assets	Current Value of Asset on Transaction Date	Net Gain or (Loss)

Category (iii) – Series of transactions in excess of five percent of beginning net assets

Wells Fargo	Dodge & Cox Stock Fund	$3,144,253	$–	$3,144,253	$3,144,253	$–
		–	4,104,555	5,601,888	4,104,555	(1,497,333)
Wells Fargo	PIMCO Total Return Admin Fund	2,441,143	–	2,441,143	2,441,143	–
		–	3,449,260	2,803,181	3,449,260	646,079
Wells Fargo	Vanguard Prime Money Market Fund	4,052,362	–	4,052,362	4,052,362	–
		–	3,263,627	3,188,627	3,263,627	75,000
Wells Fargo	Brown Shoe Company, Inc. Stock Fund	3,809,840	–	3,809,840	3,809,840	–
		–	3,717,793	4,689,432	3,717,793	(971,639)
There were no category (i), (ii), or (iv) reportable transactions during 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown Shoe Company, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BROWN SHOE COMPANY, INC. 401(k) SAVINGS PLAN

Date: June 22, 2011	/s/ Mark E. Hood

Mark E. Hood
Senior Vice President and
Chief Financial Officer of
Brown Shoe Company, Inc. and
Member of the Administration Committee
Under the Brown Shoe Company, Inc.
401(k) Savings Plan
On Behalf of the Plan

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm